UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER: 333-152160
           IRS NUMBER: 83-0512922

 (Check One):  [ ] Form 10-K        [X] Form 10-Q       [ ] Form 20-F         [ ] Form 11-K       [ ] Form N-SAR

      For Period Ended:   September 30, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

IMPERIAL RESOURCES, INC.
Full Name of Registrant

Former Name if Applicable

123 West Nye Lane, Suite 129, Carson City, NV
Address of Principal Executive Office (Street and Number)

Carson City, NV, USA. 89706
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q Quarterly Report for the period ended September 30, 2010 because the Registrant's auditor has not completed their review of the Form 10-Q. It is anticipated that the Form 10-Q Quarterly Report, along with the interim financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-Q.

PART IV - OTHER INFORMATION

(1) (2) (3)
Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

James Payyappilly                                                             775                                    884-9380
 (Name)                                                                    (Area Code)                            (Telephone Number)

 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the      registrant was required to file such reports), been filed? If answer is no, identify report(s).

YES[X]  NO[ ]

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

YES [  ] NO [X]

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the  reasons  why a  reasonable  estimate of the results cannot be made.

IMPERIAL RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: November 15, 2010	By:	/s/ James Payyappilly
Name: James Payyappilly
Title: Chief Executive Officer and Director

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C 1001)